UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             Advantage Bancorp, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00755C1100
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                                 (CUSIP Number)

                                Anna Glick, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6309
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 22, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       NAME OF REPORTING PERSON Nomura International plc
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        England and Wales

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             166,666

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               166,666
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        166,666

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  | |

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        00

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Advantage Bancorp, Inc., a Wisconsin corporation (the "Corporation"). The Corporation's principal executive office is located at 5935 Seventh Avenue, Kenosha, Wisconsin 53140.

Item 2.  Identity and Background.

     (a) The person filing this statement is Nomura International Plc, a public limited company organized under the laws of England and Wales (the "Reporting Person").

     (b) The address of the Reporting Person's principal business and principal office is Nomura House, 1 St. Martins-le-Grand, London, England EC1A4NP.

     (c) The principal business of the Reporting Person is that of acting as a securities house under the laws of England and Wales.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of the $10,596,293.40 used by the Reporting Person to purchase its 166,666 shares of Common Stock was its working capital. No funds were borrowed by the Reporting Person in connection with its acquisition of Common Stock.

Item 4.  Purpose of Transaction.

     The Reporting Person has acquired its beneficial ownership in the shares of Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, as of November 21, 1997, the Corporation has 3,235,830 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 166,666 shares of Common Stock, or 5.2% of the outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 166,666 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 166,666 shares of Common Stock.

     (c) The following table describes all transactions in the Common Stock effected during the past 60 days by the Reporting Persons:


                                                   No. of           Price
Reporting Person                   Date        Shares Acquired    per Share
----------------                   ----        ---------------    ---------

Nomura International plc.......  12/01/97           2,200         $63.4675
                                 12/03/97           3,000          64.4050
                                 12/04/97          13,100          66.4675
                                 12/05/97           4,400          66.6550
                                 12/08/97          15,100          68.6125
                                 12/12/97           4,000          67.9941
                                 12/15/97           4,000          68.5925
                                 12/17/97           2,000          69.0300
                                 12/30/97           3,000          69.0925
                                 12/31/97          16,300          69.6288
                                 01/22/98           1,500          64.5300
                                 01/28/98           4,066          67.0000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to Be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 28, 1998

                                        NOMURA INTERNATIONAL PLC


                                        By: /s/ James Hourigan
                                            ------------------
                                            Name:  James Hourigan
                                            Title: Compliance Executive